U.S. SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated June 6, 2025

Commission File Number 1-15148

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BRF S.A.

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant’s Name)

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14401 Av. Das Nações Unidas, 22nd Floor
Chac Santo Antonio 04730 090-São Paulo — SP, Brazil
(Address of principal executive offices) (Zip code)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance. These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially from those set out in the Company’s forward-looking statements. You are cautioned not to put undue reliance on such forward-looking statements. The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements. The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 99.1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2024.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Information Statement of Marfrig Global Foods S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2025
BRF S.A.
	By:	/s/ Fabio Luis Mendes Mariano
	Name:	Fabio Luis Mendes Mariano
	Title:	Chief Financial and Investor Relations Officer

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